ValueVision Media, Inc.

6740 Shady Oak Road

Eden Prairie, MN 55344

www.shopnbc.com

February 9, 2012

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	BY EDGAR
Attention:	Ms. Mara L. Ransom

  Assistant Director

Re:	ValueVision Media, Inc.
Definitive Proxy Statement filed on Schedule 14A
Filed March 22, 2011
File No. 000-20243

Ladies and Gentlemen:

On behalf of ValueVision Media, Inc. (the “Company”), I am pleased to submit this response to the comment of the Staff on the above-referenced filing, as set forth in Ms. Ransom’s letter to Keith R. Stewart dated January 26, 2012.

In addition to the Company’s responses set forth herein, the Company understands that it will need to consider the Staff’s comments in its future reports on Form 10-K and its future definitive proxy materials. For convenience, the Staff’s comment is set forth below, followed by the Company’s response.

Pursuant to the Staff’s request, the Company hereby represents that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Executive Compensation, page 17

Summary Compensation Table, page 25

1.	Comment: Please revise your disclosure to describe the factors that led to the material increase in Mr. Stewart’s compensation in 2010 versus 2009. We note your disclosure on page 22 under “Base Salary” that Mr. Stewart elected to receive restricted stock in lieu of cash for a large portion of his base compensation in fiscal 2009, but this does not appear to explain the material increase in Mr. Stewart’s compensation. See Item 402(b)(2)(ix) of Regulation S-K. Please also add footnote disclosure to your table that sets forth the amount of base compensation that Mr. Stewart received in restricted stock in lieu of cash. See Instruction 2 to Item 402(c)(2)(iii) and (iv) of Regulation S-K.

Response: Mr. Stewart was hired by the Company as President and Chief Operating Officer on August 27, 2008. In lieu of his $500,000 annual base salary for his first year of employment, Mr. Stewart elected to receive $500,000 worth of restricted stock, which was awarded in 2008. On January 29, 2009, Mr. Stewart was promoted to Chief Executive Officer. In connection with this

U.S. Securities and Exchange Commission

February 9, 2012

promotion, his annual base salary was increased to $650,000 and he was to be awarded 500,000 options to purchase common stock. Since Mr. Stewart had previously agreed to have $500,000 of compensation payable from August 27, 2008 through August 27, 2009 paid in restricted stock that was granted in 2008, Mr. Stewart effectively received $215,068 of base salary as restricted stock in 2008 and $284,932 of his 2009 base salary as restricted stock, all of which was received in 2008 and reported in the table as received in 2008. In 2009, Mr. Stewart received an additional $361,539 of cash as base salary bringing his effective 2009 annualized base salary to $650,000, the same as his 2010 base salary.

In the Company’s definitive proxy statement for its 2012 annual meeting of shareholders, the Company will include the $284,932 of restricted stock received in 2008 that constituted Mr. Stewart’s 2009 base salary under the salary column for 2009 compensation bringing his total salary for 2009 to $646,471. The Company will footnote this disclosure to reflect that $284,942 of the 2009 salary was received at the election of Mr. Stewart as restricted stock that was issued in 2008.

As mentioned above, pursuant to his 2009 employment agreement with the Company entered into in connection with his promotion to Chief Executive Officer, Mr. Stewart was entitled to receive a grant of options to purchase 500,000 shares of common stock at the same time as stock options were granted to executive officers of the Company generally. These options were not granted in 2009. In 2010, Mr. Stewart’s employment agreement was amended so that he was entitled to receive this grant of options to purchase 500,000 shares of common stock if he remained employed by the Company through the date of the earliest of the following events that occurred during the 2010 fiscal year: (1) stock options are granted generally to other executive officers of the Company; (2) the public announcement of the results for a fiscal quarter in which the Company reported a positive adjusted EBITDA for such fiscal quarter or (3) an “Event” as defined under the Company’s 2001 Omnibus Stock Plan. On November 18, 2010, the Company publicly announced $0.6 million of adjusted EBITDA for its fiscal third quarter ended October 30, 2010 triggering the Company’s obligation to grant Mr. Stewart these 500,000 options, which options had a grant date fair value of $1,083,363 under FASB ASC Topic 718. This was a significant milestone for the Company and reflected the Company’s first quarter of positive adjusted EBITDA since the fourth quarter of fiscal 2007. These options, which were to be granted in 2009, were the sole difference between Mr. Stewart’s 2010 compensation and 2009 compensation.

In the Company’s definitive proxy statement for its 2012 annual meeting of shareholders, the Company will add the disclosure in the prior paragraph to its Compensation Discussion and Analysis.

U.S. Securities and Exchange Commission

February 9, 2012

If the Company can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at (952) 943-6126 or Jonathan Zimmerman of Faegre Baker Daniels LLP at (612) 766-8419. Our email addresses are tdery@shopnbc.com and jon.zimmerman@FaegreBD.com.

Sincerely,

/s/ Teresa Dery

Teresa Dery

General Counsel

cc:	Chris Chase, Attorney Advisor, Securities and Exchange Commission
Keith R. Stewart, Chief Executive Officer, ValueVision Media, Inc.
Jonathan R. Zimmerman, Partner, Faegre Baker Daniels LLP